SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No. 1)

ZS Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98979G 105
(CUSIP Number)

Adiah Ferron Reid

1800 Concord Pike

Wilmington, DE 19850-5437

Telephone: (302) 886-3000

Copies to:

Marc O. Williams, Esq.

Brian Wolfe, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (302) 886-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Page 2 of 12 Pages

1.	Name of Reporting Person AstraZeneca PLC
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,245,661(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,245,661(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%(2)
14.	Type of Reporting Person HC

(1)	Beneficial ownership of the Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of this percentage is based on 25,268,932 shares of Common Stock outstanding as of November 5, 2015 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 3 of 12 Pages

1.	Name of Reporting Person AstraZeneca Intermediate Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,245,661(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,245,661(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%(2)
14.	Type of Reporting Person HC

(1)	Beneficial ownership of the Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of this percentage is based on 25,268,932 shares of Common Stock outstanding as of November 5, 2015 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 4 of 12 Pages

1.	Name of Reporting Person AstraZeneca UK Limited
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,245,661(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,245,661(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%(2)
14.	Type of Reporting Person HC

(1)	Beneficial ownership of the Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of this percentage is based on 25,268,932 shares of Common Stock outstanding as of November 5, 2015 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 5 of 12 Pages

1.	Name of Reporting Person AstraZeneca Treasury Limited
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,245,661(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,245,661(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%(2)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of this percentage is based on 25,268,932 shares of Common Stock outstanding as of November 5, 2015 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 6 of 12 Pages

1.	Name of Reporting Person AstraZeneca Holdings BV
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,245,661(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,245,661(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%(2)
14.	Type of Reporting Person HC

(1)	Beneficial ownership of the Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of this percentage is based on 25,268,932 shares of Common Stock outstanding as of November 5, 2015 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 7 of 12 Pages

1.	Name of Reporting Person Zeneca Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,245,661(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,245,661(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%(2)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of this percentage is based on 25,268,932 shares of Common Stock outstanding as of November 5, 2015 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 8 of 12 Pages

1.	Name of Reporting Person Zeneca, Inc.
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,245,661(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,245,661(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%(2)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of this percentage is based on 25,268,932 shares of Common Stock outstanding as of November 5, 2015 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 9 of 12 Pages

1.	Name of Reporting Person Zanzibar Acquisition Corp.
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 6,245,661(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,245,661(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 24.7%(2)
14.	Type of Reporting Person CO

(1)	Beneficial ownership of the Common Stock of Issuer is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such Common Stock as a result of the relationships described under Item 2 and Item 3 of this Schedule 13D and the matters described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the reporting persons that it is the beneficial owner of any shares of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)	The calculation of this percentage is based on 25,268,932 shares of Common Stock outstanding as of November 5, 2015 (as represented in the Merger Agreement discussed in Items 3 and 4 of this Schedule 13D).

Page 10 of 12 Pages

Amendment No. 1 to Schedule 13D

Introductory Statement

This Amendment No. 1 on Schedule 13D (“Amendment No. 1”) amends the Schedule 13D filed jointly on behalf of Zanzibar Acquisition Corp., Zeneca, Inc., Zeneca Holdings, Inc., AstraZeneca Holdings BV, AstraZeneca Treasury Limited, AstraZeneca UK Limited, AstraZeneca Intermediate Holdings Limited, and Astra Zeneca PLC on November 13, 2015 (the “Schedule 13D”). Capitalized terms used in this Amendment No. 1 but not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 3. Source and Amount of Funds

The first sentence of the third paragraph of Item 3 is hereby amended and restated in its entirety as follows:

“Concurrently with the execution of the Merger Agreement, each of Alta Partners VIII, L.P., Devon Park Bioventures, L.P., Devon Park Associates, L.P., Sofinnova Venture Partners VIII, L.P., D. Jeffrey Keyser and Alvaro Guillem (each, a “Supporting Stockholder”) entered into a tender and support agreement, dated November 5, 2015, with Issuer, Parent and Purchaser (the “Tender and Support Agreement”).”

Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: November 20, 2015

ZANZIBAR ACQUISITION CORP.

By:	/s/ David E. White
	Name:	David E. White
	Title:	Treasurer

ZENECA, INC.

By:	/s/ David E. White
	Name:	David E. White
	Title:	Treasurer

ASTRAZENECA PLC

By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary

Page 12 of 12 Pages

SIGNATURES (CONT.)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: November 20, 2015

ZENECA HOLDINGS, INC.

By:	/s/ David E. White
	Name:	David E. White
	Title:	Treasurer

ASTRAZENECA HOLDINGS BV

By:	/s/ J.A.M. van Opdorp
	Name:	J.A.M. van Opdorp
	Title:	Managing Director

ASTRAZENECA TREASURY LIMITED

By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary

ASTRAZENECA UK LIMITED

By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary

ASTRAZENECA INTERMEDIATE HOLDINGS LIMITED

By:	/s/ Marc Dunoyer
	Name:	Marc Dunoyer
	Title:	Director